SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant held its 2020 Annual Meeting of Shareholders on September 4, 2020, at 10:00 a.m., Beijing Time, at C9, 99 Danba Rd, Putuo District, Shanghai, China.

A total of 7,836,040 votes of the Registrant’s Class A common shares present in person or by proxy, representing 44.48% of the voting power of the common shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes. No Class B common share is currently issued and outstanding. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1:	Election of Directors

To elect two Class I members, two Class II member and two Class III member of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2023, 2021 or 2022, respectively, or until their successors are duly elected and qualified. Messrs. Jinbao Li, Xiaofeng Ma, Christian DeAngelis, Xin Liu, Xiaoyun Huang and Sheng Tang received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Against		Abstain/Broker Non-Vote
Nominee	Votes	Percentage	Votes	Percentage	Votes	Percentage
Jinbao Li (Class I)	7,835,638	99.99%	346	0.00%	56	0.00%
Xiaofeng Ma (Class I)	7,835,626	99.99%	346	0.00%	68	0.00%
Christian DeAngelis (Class II)	7,835,644	99.99%	340	0.00%	56	0.00%
Xin Liu (Class II)	7,835,638	99.99%	346	0.00%	56	0.00%
Xiaoyun Huang (Class III)	7,835,626	99.99%	349	0.00%	56	0.00%
Sheng Tang (Class III)	7,835,641	99.99%	343	0.00%	56	0.00%

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

To ratify the appointment of Wei, Wei & Co., LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2020. The proposal was approved by approximately 100% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Votes	Percentage	Votes	Percentage	Votes	Percentage
7,835,688	100%	340	0.00%	12	0.00%

PROPOSAL 3:	Approval of an amendment to the Company’s Memorandum of Association, as amended, to change the Company’s corporate name.

To approve an amendment of the Company’s amended and restated Memorandum of Association, as amended, to change the Company’s corporate name from Hebron Technology Co., Ltd. to Nisun International Enterprise Development Group Co. Ltd.. The proposal was approved by 99.99% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Votes	Percentage	Votes	Percentage	Votes	Percentage
7,835,018	99.99%	962	0.01%	12	0.00%

On September 4, 2020, the Registrant issued a press release announcing the results of its 2020 Annual Meeting of Shareholders. A copy of the press release is furnished as Exhibit 99.1 hereto.

On September 4, 2020, the Registrant also issued a press release announcing the appointment of Mr. Xiaoyun Huang as Chief Executive Officer and Chairman of the Board of Directors. A copy of the press release is furnished as Exhibit 99.2 hereto. In connection with Mr. Huang’s appointment, the Registrant has entered into an employment agreement with Mr. Huang. A copy of the employment agreement is furnished as Exhibit 99.3 hereto.

Exhibit
99.1	Press release, dated September 4, 2020, titled “Hebron Announces Results of Annual General Meeting”
99.2	Press release, dated September 4, 2020, titled “Hebron Announces Appointment of Chief Executive Officer”
99.3	Employment Agreement, dated September 4, 2020, between Hebron Technology Co., Ltd. and Xiaoyun Huang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: September 4, 2020	By:	/s/ Changjuan Liang
	Name:	Changjuan Liang
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer

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